TRIBUNE

PRESS RELEASE

                TRIBUNE COMPLETES TENDER OFFER FOR TIMES MIRROR

CHICAGO, Tues., April 18, 2000 -- Tribune Company said that it has accepted for purchase 23,444,800 shares of The Times Mirror Company common stock in connection with its cash tender offer for up to 28 million shares at $95 per share. The tender offer expired at 12:00 midnight (EST) on Mon., April 17.

The shares accepted for purchase represent approximately 40 percent of the outstanding Times Mirror common shares. This includes approximately 6,783,361 shares that are guaranteed to be delivered. Because Tribune accepted all tendered shares for purchase, there will be no proration.

As previously announced, the tender offer will be followed by the merger of Tribune and Times Mirror. In the merger, each Times Mirror common share will be converted, at the election of the shareholder, into 2.5 shares of Tribune common stock or $95 in cash. The election to receive cash in the merger will be available only to the extent that Tribune's purchases of Times Mirror shares in the tender offer, combined with any purchases by Tribune of Times Mirror shares in the market following the tender offer, do not equal 28 million shares, and then only up to the balance of the 28 million shares. The merger is subject to satisfaction of certain conditions, including approval of Tribune and Times Mirror shareholders and the expiration of a 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. That 30-day waiting period is currently scheduled to expire on April 26, 2000.

Tribune expects to complete the merger in the second or third quarter of 2000.

This news release does not constitute an offer to sell or a solicitation of an offer to buy Tribune common stock. Such an offer may be made only pursuant to a prospectus in compliance with the Securities Act of 1933. All stockholders should read the joint proxy statement/prospectus concerning the merger and related transactions that will be filed with the Securities and Exchange Commission and mailed to stockholders of Tribune and Times Mirror. The joint proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger and related transactions. After it is filed, the joint proxy statement/prospectus, as well as other filings containing information about Tribune and Times Mirror, can be obtained from the SEC's Internet site (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents Tribune has filed with the SEC may be obtained from Tribune by directing a request to: Tribune Company, 435
N. Michigan Ave., 6th Floor/Corporate Relations, Chicago, Ill., 60611,
Attention: Investor Relations Contact.

TRIBUNE (NYSE: TRB) is a leading media company with operations in television and radio broadcasting, publishing, interactive and education. It is an industry leader in venture partnerships with new-media companies. In 2000, for the third straight year, Tribune ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America. In March 2000, Tribune Company and The Times Mirror Company announced a merger agreement that will create the nation's premier local-market multimedia company, combining national reach and a major presence in 18 of the nation's top 30 markets, including New York, Los Angeles and Chicago.

More information on Tribune is available on the Internet:
http://www.tribune.com. Earnings and other news releases also can be accessed by calling 1-800-757-1694.

MEDIA CONTACT:
Katherine Sopranos
312/222-4204 (Office)
312/222-1573 (Fax)
ksopranos@tribune.com

INVESTOR CONTACT:
Ruthellyn Musil
312/222-3787 (Office)
312/222-1573 (Fax)
rmusil@tribune.com